SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 13, 2003

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRP: US$29.85 / ADR
BRTP3: R$14.04 / 1,000 shares
BRTP4: R$18.40 / 1,000 shares
Market Capitalization: R$5,979 million
Closing Price: August 04, 2003

Brasil Telecom
Participações S.A.

Consolidated Earnings
Release

Second Quarter of 2003
Non-audited

Brasília, August 05, 2003.

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Brasil Telecom Participações S.A.

Brasil Telecom Participações S.A. announces 2Q03 consolidated results	Brasilia, August 05, 2003 – Brasil Telecom Participações S.A. (NYSE: BRP; BOVESPA: BRTP3/BRTP4) announces its consolidated results for the second quarter of 2003 (2Q03). The Financial Statements were elaborated in accordance with CVM Instruction 247/96 and consolidate Brasil Telecom S.A.’s performance.

HIGHLIGHTS OF THE RESULTS

At the end of 2Q03, Brasil Telecom achieved 194.8 thousand ADSL accesses in service, meaning a growth of 18.0% compared to the 1Q03.

Revenues from data communication in 2Q03 continued its growing path, reaching R$181.2 million, 5.7% ahead the registered in the last quarter.

In continuation to the inspection process, Anatel concluded the field works, in which various localities in all the Brasil Telecom branches were evaluated. The Company waits for the official outcome from the regulatory body regarding the 2003 targets fulfillment.

Operating costs and expenses (excluding depreciation and amortization) remained flat in 2Q03, totaling R$1,013.3 million, basically due to the better operating efficiency of the Company.

At the end of 2Q03, the Brasil Telecom installed plant reached 10,656 thousand lines, 0.5% above the observed in 1Q03. The plant in service achieved 9,741 thousand lines at the end of 2Q03, 1.5% and 9.0% above the plant of 1Q03 an 2Q02, respectively. The growth of plant in service induced the increase of utilization rate for the quarter, which totaled 91.4% at the end of June, 0.9 p.p. and 6.3 p.p. above the registered in 1Q03 and 2Q02, respectively.

Net revenue in 2Q03 achieved R$1,914.9 million, a 10.2% growth when compared to the net revenue of 2Q02. Net revenue/Average LIS/month in 2Q03 reached R$66.0, against R$65.5 in 1Q03.

Losses with Accounts Receivable totaled R$61.9 million in 2Q03, representing 2.3% of gross revenue of 2Q03, against R$67.9 million in the last quarter, or 2.6% of gross revenue in the same period.

In 2Q03, EBITDA totaled R$901.6 million, a 3.8% growth compared to the 1Q03. EBITDA margin achieved 47.1% in 2Q03, against 46.3% in 1Q03. EBITDA/Average LIS/month increased by 2.4% compared to 1Q03, reaching R$31.1.

The consolidated net debt totaled R$2,631.3 million at the end of June. The consolidated net debt/shareholders’ equity ratio of the Company was equal to 42.0% at the end of 2Q03, against 40.4% at the end of March, 2003. The dollar-denominated debt accounted for 4.1% of total debt, totaling R$161.4 million at the end of 2Q03. Brasil Telecom hedged 69.5% of that debt, being all debt maturing up to December 2004 hedged against exchange variations. At the end of June 2003 the average debt cost was 18.5% p.a., meaning 72.2% of CDI.

Productivity of 1,832 LIS/employee at the end of 2Q03, against 1,729 in the 1Q03. The higher productivity ratio was due to an increase of 1.5% in the plant in service combined with the net reduction of 232 employees in the last 3 months.

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CONSOLIDATED INCOME STATEMENT

Table 1: Consolidated Income Statement

R$ Million	2Q02	1Q03	2Q03	Quarter	12 Months

GROSS REVENUES	2,412.2	2,609.3	2,691.2	3.1%	11.6%
Local Service	976.8	1,063.5	1,032.5	-2.9%	5.7%
Public Telephony	88.8	83.8	103.1	23.1%	16.1%
Long Distance Service	354.7	325.6	356.8	9.6%	0.6%
Fixed-Mobile Calls	544.4	607.3	689.1	13.5%	26.6%
Interconnection	195.8	222.7	193.0	-13.3%	-1.4%
Lease of Means	57.1	53.2	49.6	-6.8%	-13.2%
Data Communication	117.2	171.4	181.2	5.7%	54.5%
Supplementary and Value Added Services	70.7	71.0	72.1	1.5%	1.9%
Other	6.6	10.9	13.8	26.9%	110.4%

Deductions	(674.3)	(735.6)	(776.3)	5.5%	15.1%
NET REVENUES	1,737.9	1,873.7	1,914.9	2.2%	10.2%

COSTS & OPERATING EXPENSES	(915.2)	(1,005.3)	(1,013.3)	0.8%	10.7%
Personnel	(109.9)	(93.8)	(97.3)	3.7%	-11.4%
Materials	(24.6)	(20.3)	(22.6)	11.0%	-8.1%
Subcontracted Services	(279.0)	(292.3)	(308.9)	5.7%	10.7%
Interconnection	(383.6)	(424.9)	(430.4)	1.3%	12.2%
Advertising and Marketing	(23.3)	(9.6)	(19.1)	98.5%	-18.0%
Provisions and Losses	(74.8)	(86.6)	(75.6)	-12.7%	1.1%
Other	(16.9)	(77.8)	(59.4)	-23.6%	251.1%

EBITDA	822.7	868.3	901.6	3.8%	9.6%
Depreciation and Amortization	(490.6)	(520.4)	(526.4)	1.1%	7.3%

OPERATING PROFIT BEFORE FINANCIAL RESULT	332.1	347.9	375.2	7.9%	13.0%

Financial Result	(200.1)	(356.3)	(192.4)	-46.0%	-3.8%
Financial Revenues	97.7	75.7	103.5	36.9%	6.0%
Financial Expenses	(167.7)	(226.1)	(296.0)	30.9%	76.4%
Interest on Shareholders' Equity	(130.1)	(205.8)	(0.0)	-100.0%	-100.0%

OPERATING PROFIT AFTER FINANCIAL RESULT	132.0	(8.3)	182.8	N.A.	38.5%

Non-Operating Revenues (Expenses)	(55.3)	(47.7)	(29.7)	-37.8%	-46.4%
Goodwill Amortization - CRT Acquisition	(31.0)	(31.0)	(31.0)	0.0%	0.0%
Other	(24.3)	(16.7)	1.3	N.A.	N.A.

EARNINGS BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	76.7	(56.1)	153.1	N.A.	99.8%

Income and Social Contribution Taxes	(43.3)	8.7	(56.3)	N.A.	30.0%

EARNINGS BEFORE PROFIT SHARING	33.4	(47.4)	96.9	N.A.	190.2%

Profit Sharing	(9.4)	(9.9)	(11.5)	15.7%	22.0%

Minority Interest	(31.4)	(47.1)	(16.7)	-64.6%	-46.8%

EARNINGS BEFORE REVERSION OF INTEREST ON SHAREHOLDERS' EQUITY	(7.4)	(104.4)	68.7	N.A.	N.A.

Reversion of Interest on Shareholders’ Equity	130.1	205.8	0.0	-100.0%	-100.0%

NET EARNINGS	122.7	101.4	68.7	-32.2%	-44.0%

Goodwill Amortization - CRT Acquisition	31.0	31.0	31.0	0.0%	0.0%

NET EARNINGS ADJUSTED BY GOODWILL AMORTIZATION	153.7	132.4	99.7	-24.7%	-35.1%

Net Earnings (Losses)/1,000 shares - R$	0.3483	0.2842	0.1926	-32.2%	-44.7%
Net Earnings (Losses)/ADR - US$	0.6182	0.4239	0.2873	-32.2%	-53.5%

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OPERATING PERFORMANCE

PLANT

Table 2: Plant

	2Q02	1Q03	2Q03	Quarter	12 Months

Lines Installed (Thousand)	10,505	10,608	10,656	0.5%	1.4%
Additional Lines Installed (Thousand)	63	60	48	-20.5%	-23.9%

Lines in Service - LIS (Thousand)	8,940	9,595	9,741	1.5%	9.0%
Residential	6,529	6,979	7,107	1.8%	8.9%
Non-Residential	1,530	1,548	1,565	1.1%	2.3%
Public Telephones	291	296	297	0.2%	2.1%
Pre-paid	59	215	218	1.4%	270.3%
Other (including PBX)	531	557	554	-0.5%	4.2%
Additional LIS (Thousand)	85	130	146	12.3%	71.4%

Average LIS (Thousand)	8,897	9,530	9,668	1.4%	8.7%

LIS/100 Inhabitants	22.0	23.2	23.5	1.1%	6.4%
Public Telephones/1,000 Inhabitants	7.2	7.2	7.2	-0.2%	-0.3%
Public Telephones/100 Lines Installed	2.77	2.79	2.79	-0.3%	0.7%

Utilization Rate	85.1%	90.5%	91.4%	0.9p.p.	6.3p.p.

Digitization Rate	98.7%	99.0%	99.0%	0.0p.p.	0.2p.p.

ADSL Lines in Service (Thousand)	89.8	165.1	194.8	18.0%	117.0%

Lines Installed	A total of 48 thousand lines were installed in the 2Q03, totaling 10.7 million of lines installed by Brasil Telecom. Through this addition in the quarter, Brasil Telecom is prepared to respond to telephone line activation requests in less than two weeks, as established by the General Plan for Universalization Targets.

Lines in Service	The plant in service reached the figure of 9.7 million lines, as a result of the net addition of 146 thousand lines. Of this total, 87.7% represented lines activated by residential clients.

Utilization Rate	The utilization rate reached 91.4% in the 2Q03, against 90.5% in the 1Q03, as a result of the growth of 0.5% in the installed plant combined with the 1.5% in the in service plant.

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ADSL	The plant of ADSL accesses in service achieved 194.8 thousand in 2Q03, meaning a growth of 18.0% compared to the 1Q03.

At the end of 2Q03, Turbo Lite, service launched by Brasil Telecom in the last week of march, represented 1.5% of the total ADSL accesses in service, as Turbo 300, 78%. With Turbo Lite, for only R$49.90 per month, the client can access the internet at a high speed during 50 hours a month, not to mention the fact that fixed line remains released during the internet access.

GOALS

Quality Goals	Brasil Telecom fulfilled all 35 quality indicators established by Anatel in the 2Q03, for the switched-fixed telephone service in the local and long-distance modes.

Universalization Goals	In continuation to the inspection process, Anatel concluded the field works, in which various localities at all the Brasil Telecom branches were evaluated. The Company waits for the official outcome from the regulatory body regarding the 2003 targets fulfillment.

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TRAFFIC

Table 3: Traffic

TRAFFIC	2Q02	1Q03	2Q03	Quarter	12 Months

Exceeding Local Pulses (Million)	3,312	2,973	2,959	-0.5%	-10.7%

Domestic Long Distance Minutes (Million)	1,924	1,611	1,744	8.2%	-9.3%

Fixed-Mobile Minutes (Million)	1,086	1,058	1,058	0.0%	-2.6%

Exceeding Pulses/Average LIS/Month	124.1	104.0	102.0	-1.9%	-17.8%
DLD Minutes/Average LIS/Month	72.1	56.3	60.1	6.7%	-16.6%
Fixed-Mobile Minutes/Average LIS/Month	40.7	37.0	36.5	-1.4%	-10.4%

Exceeding Local Pulses	Brasil Telecom sold 3.0 billion pulses in 2Q03, remaining almost flat in relation to 1Q03.

DLD Traffic	In 2Q03, the Domestic Long Distance traffic registered an increase of 8.2% in comparison to 1Q03, reaching 1.7 billion minutes, in the period.

DLD Market Share	The share of the LDN market of Brasil Telecom, in the intra-sectorial segment, reached 90.3% in 2Q03. This figure represents an increase of 0.8 p.p. in relation to the 1Q03.

In the intra-regional sector, the market share of Brasil Telecom reached 74.2% in the 2Q03.

The figures of the DLD market for 2Q03 show the ongoing effort of Brasil Telecom to broaden its share.

Fixed-Mobile Traffic	The fixed-mobile traffic totaled 1.1 billion minutes in the 2Q03. Of the total fixed-mobile traffic, 89.5% is referent to VC-1 calls, 9.3% is referent to VC-2 and 1.2% is referent to VC-3 calls.

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FINANCIAL PERFORMANCE

REVENUE

Table 4: Consolidated Gross Operating Revenue

R$ Million	2Q02	1Q03	2Q03	Quarter	12 Months

GROSS REVENUES	2,412.2	2,609.3	2,691.2	3.1%	11.6%

Local Service	976.8	1,063.5	1,032.5	-2.9%	5.7%
Installation	8.6	5.9	7.9	33.3%	-9.0%
Basic Subscription	616.6	702.7	666.5	-5.2%	8.1%
Measured Service	321.1	328.8	331.2	0.7%	3.1%
Lease of Lines	1.5	0.5	0.5	-5.2%	-66.8%
Other	28.9	25.6	26.4	3.4%	-8.7%

Public Telephony	88.8	83.8	103.1	23.1%	16.1%

Long Distance Service	354.7	325.6	356.8	9.6%	0.6%
Intra-Sector	270.2	245.0	266.3	8.7%	-1.4%
Intra-Region	84.3	80.5	90.4	12.3%	7.2%
Borderline	0.2	0.1	0.1	4.5%	-10.9%

Fixed-Mobile Calls	544.4	607.3	689.1	13.5%	26.6%
VC-1	450.0	477.7	548.4	14.8%	21.9%
VC-2	82.9	110.8	120.0	8.3%	44.8%
VC-3	11.5	18.7	20.7	10.4%	79.3%

Interconnection	195.8	222.7	193.0	-13.3%	-1.4%
Fixed-Fixed	152.5	166.9	141.5	-15.2%	-7.2%
Mobile-Fixed	43.3	55.8	51.5	-7.7%	19.0%

Lease of Means	57.1	53.2	49.6	-6.8%	-13.2%

Data Communication	117.2	171.4	181.2	5.7%	54.5%

Supplementary and Value Added Services	70.7	71.0	72.1	1.5%	1.9%

Other	6.6	10.9	13.8	26.9%	110.4%

Deductions	(674.3)	(735.6)	(776.3)	5.5%	15.1%
NET REVENUES	1,737.9	1,873.7	1,914.9	2.2%	10.2%

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Local Service	The revenue from local service reached R$1,032.5 million in the 2Q03.

The activation revenue totaled R$7.9 million in the 2Q03, 33.3% higher than the amount registered in the 1Q03. In the quarter, a total of 265 thousand lines were activated, compared to 195 thousand in the previous quarter.

The revenue from basic subscription in 2Q03 reached R$666.5 million. The number of subscribers that have lines with only incoming traffic, without the basic subscription charge, increased in 2Q03, since Brasil Telecom maintained its strategy of not disconnecting delinquent clients at switching centers with idle capacity. Furthermore, the company offered alternative plans with discounts in the basic subscription for those who request the cancellation of the line during the period.

The revenue from measured service totaled R$331.2 million in the 2Q03, flat in relation to the previous quarter. The number of lines in service added during the period was offset by the increase of 164 thousand lines with blocked outgoing traffic.

Public Telephony	Brasil Telecom sold 1.7 billion credits throughout the 2Q03, against 1.6 billion in the 1Q03. The public telephony revenue reached R$103.1 million in the 2Q03, 23.1% above that registered in the 1Q03.

In 2Q03, besides intensifying the promotional campaigns to expand the sale of inductive cards, the expectation for rate readjustment generated a higher demand for credits from retailers.

Domestic Long Distance	Revenue from domestic long distance calls in the 2Q03 increased by 9.6% in relation to the 1Q03, reaching R$356.8 million, which reflects a growth of 8.2% in traffic.

Fixed-Mobile	Revenue with fixed-mobile calls grew 13.5% in the 2Q03 in comparison with the previous quarter, reaching R$689.1 million. The larger revenue is a result of the fixed-mobile rate readjustment adopted in February of 2003.

Interconnection	The interconnection revenue in 2Q03 registered a drop of 13.3% in comparison with 1Q03, despite the inter-network traffic stability. The drop can be explained by the intra-sectorial market share increase, reaching 90.3%.

Data Communication	In the 2Q03, the data communication revenue continued its growth spurt, reaching R$181.2 million, 5.7% above the amount registered in the previous quarter.

The growth can be broken down as follows:
• Growth of 18% in the number of ADSL accesses in service;
• Growth of 14% in the number of billed dedicated IP accesses; and
• Growth of 4% in the number of billed Frame-Relay accesses.

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Other Revenues	In 2Q03, Other Revenues reached R$13.8 million, a 26.9% growth in relation to the 1Q03.
The main amounts that comprise this item are:
• R$1.1 million in revenue from data center services;
• R$5.1 million in revenue from the directory help service.

Supplementary and Value-added Services	Revenue from supplementary and value-added services increased by 1.5% in the 2Q03, totaling R$72.1 million.

The total of intelligent services activated at the end of June 2003 reached 5.0 million, against 4.6 million in March 2003, which represents an increase of 8.7% in the period. In relation to the plant in service in the 2Q03, 30.9% of the lines were equipped with at least one activated intelligent service, against 29.7% in the previous quarter.

Gross Revenue Deductions	Gross revenue deductions reached R$776.3 million in the 2Q03, representing 28.8% of gross revenue in the quarter, against 28.2% in the 1Q03.

Net Operating Revenue/Average LIS/month	Net operating revenue/Avg LIS/month registered in the 2Q03 was R$66.0, against R$65.5 in the 2Q03.

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COSTS AND EXPENSES

Table 5: Consolidated Costs and Operating Expenses

R$ Million	2Q02	1Q03	1Q03	Quarter	12 Months

NET REVENUES	1,737.9	1,873.7	1,914.9	2.2%	10.2%

Costs	(1,108.8)	(1,183.8)	(1,199.3)	1.3%	8.2%
Personnel	(45.5)	(28.4)	(29.2)	2.8%	-35.8%
Materials	(23.3)	(19.4)	(21.3)	10.0%	-8.8%
Subcontracted Services	(512.2)	(565.2)	(575.9)	1.9%	12.4%
Interconnection	(383.6)	(424.9)	(430.4)	1.3%	12.2%
Other	(128.6)	(140.4)	(145.5)	3.6%	13.1%
Depreciation and Amortization	(470.7)	(486.6)	(484.9)	-0.3%	3.0%
Other	(57.1)	(84.2)	(88.0)	4.5%	54.1%

GROSS PROFIT	629.1	689.8	715.6	3.7%	13.7%

Sales Expenses	(118.7)	(107.3)	(121.8)	13.6%	2.6%
Personnel	(27.5)	(31.1)	(32.4)	4.2%	18.0%
Materials	(0.3)	(0.3)	(0.3)	-4.0%	-4.2%
Subcontracted Services	(85.7)	(73.7)	(86.2)	17.0%	0.6%
Advertising and Marketing	(23.3)	(9.6)	(19.1)	98.5%	-18.0%
Other	(62.4)	(64.1)	(67.1)	4.7%	7.6%
Depreciation and Amortization	(0.9)	(1.3)	(1.4)	12.7%	54.8%
Other	(4.3)	(0.9)	(1.5)	62.9%	-66.1%

General and Administrative Expenses	(114.3)	(108.6)	(113.0)	4.0%	-1.1%
Personnel	(31.2)	(29.7)	(29.9)	0.8%	-4.2%
Materials	(0.6)	(0.4)	(0.6)	39.2%	-3.2%
Subcontracted Services	(77.0)	(70.9)	(74.2)	4.6%	-3.6%
Depreciation and Amortization	(4.3)	(4.2)	(4.5)	8.1%	5.6%
Other	(1.2)	(3.5)	(3.9)	11.7%	214.5%

Information Technology	(48.5)	(64.9)	(77.3)	19.0%	59.3%
Personnel	(5.7)	(4.7)	(5.8)	24.2%	1.3%
Materials	(0.3)	(0.2)	(0.4)	62.5%	31.6%
Subcontracted Services	(11.0)	(16.9)	(22.1)	31.0%	100.6%
Depreciation and Amortization	(14.8)	(28.4)	(35.5)	25.1%	140.3%
Other	(16.7)	(14.7)	(13.5)	-8.6%	-19.3%

Provisions and Losses	(74.8)	(86.6)	(75.6)	-12.7%	1.1%
Doubtful Accounts	(65.8)	(67.9)	(61.9)	-8.8%	-6.0%
Contingencies	(8.9)	(18.7)	(13.7)	-26.7%	53.2%

Other Operating Revenues (Expenses)	62.4	25.5	47.4	85.7%	-24.1%

OPERATING PROFIT BEFORE FINANCIAL RESULTS	332.1	347.9	375.2	7.9%	13.0%

	2T02	1T03	2T03	Trimestre	12 Meses

COSTS AND OPERATING EXPENSES	(1,405.8)	(1,525.7)	(1,539.6)	0.9%	9.5%
Depreciation and Amortization	(490.6)	(520.4)	(526.4)	1.1%	7.3%
Interconnection	(383.6)	(424.9)	(430.4)	1.3%	12.2%
Subcontracted Services	(279.0)	(292.3)	(308.9)	5.7%	10.7%
Personnel	(109.9)	(93.8)	(97.3)	3.7%	-11.4%
Provisions and Losses	(74.8)	(86.6)	(75.6)	-12.7%	1.1%
Materials	(24.6)	(20.3)	(22.6)	11.0%	-8.1%
Advertising and Marketing	(23.3)	(9.6)	(19.1)	98.5%	-18.0%
Other	(16.9)	(77.8)	(59.4)	-23.6%	251.1%

R$ Million	2Q02	1Q03	1Q03	Quarter	12 Months

COSTS AND OPERATING EXPENSES	(1,405.8)	(1,525.7)	(1,539.6)	0.9%	9.5%
(+) Depreciation and Amortization	490.6	520.4	526.4	1.1%	7.3%
(=) CASH COST	(915.2)	(1,005.3)	(1,013.3)	0.8%	10.7%

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Operating Costs and Expenses	Operating costs and expenses totaled R$1,539.6 million in the 2Q03, against R$1,525.7 million in the third quarter. The 2.2% increment of the company’s net revenue and the increase of only 0.9% in operating costs and expenses indicate the operating efficiency gain of Brasil Telecom in the period.

The cash cost (operating costs and expenses, excluding depreciation and amortization) was R$1,013.3 million the 2Q03, stable in relation to 1Q03.

Net reduction of 232 in employees in the quarter	In the Brasil Telecom’s payroll there were 5,316 employees at the end of 2Q03, against 5,548 at the end of March of 2003, representing a net reduction of 232 employees.

Personnel	Personnel costs and expenses reached R$97.3 million. The cost of dismissals registered R$7.4 million. With the exclusion of this amount, personnel costs and expenses would have been 4.7% less than in 1Q03. The dismissals represent savings of R$1.5 million each month with personnel costs.

Productivity	Brasil Telecom reached a productivity index of 1,832 LIS/employee in the 2Q03, representing an increase of 6.0% in relation to the presented in 1Q03.

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Subcontracted services	Costs and expenses for subcontracted services, excluding interconnection and publicity & marketing, totaled R$308.9 million in the 2Q03, stable when compared to the previous quarter.

Interconnection	Interconnection costs totaled R$430.4 million in the 2Q03, 1.3% above the amount registered in the previous quarter.

Expenses for Advertisement and Marketing	The expenses with publicity and marketing reached R$19.1 million in the 2Q03. In 2Q03 we strengthened the advertisement campaigns in order to highlight the “14”, preparing our entrance in the DLD market for the whole country.

Losses with Accounts Receivable/Gross Revenue drop to 2.3%	As a percentage of the gross revenue, the Losses with Accounts Receivable dropped to 2.3%, a reduction of 0.3 p.p. in relation to the previous quarter. Net losses with accounts receivable stood at R$61.9 million in the 2Q03. The company managed to recover R$12.7 million from losses of accounts receivable in the period.

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Accounts Receivable	After deducting allowance for doubtful debts worth R$150.7 million, Brasil Telecom’s net accounts receivable totaled R$1,882.3 million at the end of June of 2003. The increase can be explained by the acknowledgment, in the accounts receivable, of the judicial deposit of R$48.1 million referred to the lawsuit proceeding with Embratel about differences in the acknowledgment of remuneration amounts in our network in August of 2002, by the payment of R$30.0 million of client bills with due date of June, 27 and not recognized by our system given the banking float time (D+2) and by the fixed-mobile tariffs readjustment.

Table 6: Gross Accounts Receivable

	Jun/02	Sep/02	Dec/02	Mar/03	Jun/03

Total (R$ Million)	1,538.3	1,676.5	1,696.6	1,890.1	2,033.0
Due	57.7%	58.8%	56.4%	58.5%	61.6%
Overdue (up to 30 days)	18.1%	17.7%	19.3%	16.1%	14.4%
Overdue (between 31-60 days)	7.3%	5.6%	7.1%	7.1%	6.1%
Overdue (between 61-90 days)	4.4%	4.3%	4.0%	5.0%	3.3%
Overdue (over 90 days)	12.5%	13.5%	13.3%	13.3%	14.6%

Provision for Contingencies	The provision for contingencies in the 2Q03 increased by R$13.7 million, against R$18.7 million in the 1Q03, mainly in light of the monetary correction.

Other Operating Costs & Expenses/Revenues	Other operating costs and expenses/revenues totaled R$59.4 million in expenses in 2Q03, indicating a decrease of 23.6% in relation to the 1Q03.

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EBITDA

Table 7: EBITDA Margin – Gains and Losses

R$ Million	2Q02	Vertical	1Q03	Vertical	2Q03	Vertical	Var. Quarter	Var. 12 Months

GROSS REVENUES	2,412.2	138.8%	2,609.3	139.3%	2,691.2	140.5%	1.3 p.p.	1.7 p.p.
Local Service	976.8	56.2%	1,063.5	56.8%	1,032.5	53.9%	-2.8 p.p.	-2.3 p.p.
Public Telephony	88.8	5.1%	83.8	4.5%	103.1	5.4%	0.9 p.p.	0.3 p.p.
Long Distance Service	354.7	20.4%	325.6	17.4%	356.8	18.6%	1.3 p.p.	-1.8 p.p.
Fixed-Mobile Calls	544.4	31.3%	607.3	32.4%	689.1	36.0%	3.6 p.p.	4.7 p.p.
Interconnection	195.8	11.3%	222.7	11.9%	193.0	10.1%	-1.8 p.p.	-1.2 p.p.
Lease of Means	57.1	3.3%	53.2	2.8%	49.6	2.6%	-0.2 p.p.	-0.7 p.p.
Data Communication	117.2	6.7%	171.4	9.1%	181.2	9.5%	0.3 p.p.	2.7 p.p.
Supplementary and Value Added Services	70.7	4.1%	71.0	3.8%	72.1	3.8%	0.0 p.p.	-0.3 p.p.
Other	6.6	0.4%	10.9	0.6%	13.8	0.7%	0.1 p.p.	0.3 p.p.

Deductions	(674.3)	-38.8%	(735.6)	-39.3%	(776.3)	-40.5%	-1.3 p.p.	-1.7 p.p.
NET REVENUES	1,737.9	100.0%	1,873.7	100.0%	1,914.9	100.0%	-	-

COSTS & OPERATING EXPENSES	(915.2)	-52.7%	(1,005.3)	-53.7%	(1,013.3)	-52.9%	0.7 p.p.	-0.3 p.p.
Personnel	(109.9)	-6.3%	(93.8)	-5.0%	(97.3)	-5.1%	-0.1 p.p.	1.2 p.p.
Materials	(24.6)	-1.4%	(20.3)	-1.1%	(22.6)	-1.2%	-0.1 p.p.	0.2 p.p.
Subcontracted Services	(279.0)	-16.1%	(292.3)	-15.6%	(308.9)	-16.1%	-0.5 p.p.	-0.1 p.p.
Interconnection	(383.6)	-22.1%	(424.9)	-22.7%	(430.4)	-22.5%	0.2 p.p.	-0.4 p.p.
Advertising and Marketing	(23.3)	-1.3%	(9.6)	-0.5%	(19.1)	-1.0%	-0.5 p.p.	0.3 p.p.
Provisions and Losses	(74.8)	-4.3%	(86.6)	-4.6%	(75.6)	-3.9%	0.7 p.p.	0.4 p.p.
Other	(16.9)	-1.0%	(77.8)	-4.2%	(59.4)	-3.1%	1.0 p.p.	-2.1 p.p.

EBITDA	822.7	47.3%	868.3	46.3%	901.6	47.1%	0.7 p.p.	-0.3 p.p.

EBITDA of R$900 million	The Brasil Telecom EBITDA was R$901.6 million in the 2Q03, representing a growth of 3.8% in relation to the 1Q03.

EBITDA Margin	EBITDA margin of Brasil Telecom in 2Q03 reached 47.1%, result of a growth of 2.2% in net revenue, in conjunction with the increase of 0.8% in cash cost in relation to the amount registered in the 1Q03.

EBITDA/Avg LIS/month	EBITDA/Avg LIS/month reached R$31.1, 2.4% higher than the amount registered in the 1Q03.

FINANCIAL RESULT

Table 8: Consolidated Financial Result

R$ million	1Q03	2Q03

Financial Revenue	102.9	102.6	-0.3%
Local Currency	95.4	65.4	-31.4%
Foreign Currency	7.5	37.2	396.3%
Financial Expense	(253.4)	(295.0)	16.4%
Local Currency	(197.5)	(241.8)	22.4%
Foreign Currency	(55.9)	(53.2)	-4.8%
Interest on Shareholders' Equity	(205.8)	-	N.A

Financial Result	(356.3)	(192.4)	-46.0%

Financial Result	In 2Q03, Brasil Telecom registered a net financial income of negative 192.4 million, against a negative 150.5 million in the previous quarter, free of interest on shareholders’ equity. The financial result of the quarter was mainly due to interest expenses with debt, exchange variation expenses, hedge expenses, expenses with CPMF and interest expenses with insurance, rentals and leasing.

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Interest on Shareholders´Equity	The Interest on Shareholders’ Equity of R$205.8 million accounted for as financial expense in the first half of 2003 refers to the credit of R$122.0 million relative to the period of 2003, as approved in the Brasil Telecom Participações S.A.’s Board of Directors Meeting held on January 28, 2003 and refer to the Minority Interest of R$83.8 million relative to the Interest on Shareholders’ Equity, credited by Brasil Telecom S.A. in the 1Q03.

Table 9: Interest on Shareholders’ Equity Credited in 2003

Date of	Date of	Brazilian		Total Ammount	Gross Ammount per	Net Ammount per
Deliberation	Credit	"Ex-Date"	Payment Date	Credited (R$)	1,000 Shares (R$)	1,000 Shares (R$)

01/28/2003	03/31/2003	04/10/2003	to be determined	52,000,000	0.145780000100	0.123913001000
01/28/2003	01/31/2003	02/10/2003	to be determined	70,000,000	0.199289432000	0.169396017000

OTHER ITEMS

Amortization of Reconstituted Premium	In 2Q03, Brasil Telecom amortized R$31.0 million of reconstituted premium referent to the acquisition of CRT (without affecting the cash flow and the distribution of dividends), accounted for as a non-operating expense.

NET EARNINGS
Net income totaled R$68.7 million (R$0.1926/1,000 shares). Net income/ADR was US$0.2873 in the 1Q03.

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BALANCE SHEET

Table 10: Consolidated Balance Sheet

R$ Million	Dec/02	Mar/03	Jun/03

CURRENT ASSETS	3,749.3	4,101.8	3,973.2

Cash and Equivalents	1,596.2	1,642.7	1,337.5
Accounts Receivables (Net)	1,542.9	1,737.6	1,882.3
Deferred and Recoverable Taxes	416.0	533.4	545.5
Other Recoverable Amounts	113.6	109.6	125.6
Inventory	23.3	0.4	9.9
Other	57.4	78.1	72.3

LONG TERM ASSETS	1,497.3	1,465.3	1,470.6

Loans and Financing	155.4	149.0	129.5
Deferred and Recoverable Taxes	893.5	861.6	781.1
Other	448.5	454.8	560.0

PERMANENT ASSETS	10,855.8	10,724.8	10,707.4

Investment (Net)	165.2	226.3	341.7
Property, Plant and Equipment (Net)	10,023.6	9,847.5	9,714.0
Property, Plant and Equipment (Gross)	24,112.1	24,283.8	24,596.8
Accumulated Depreciation	(14,088.5)	(14,436.2)	(14,882.8)
Deferred Assets (Net)	667.0	651.0	651.7

TOTAL ASSETS	16,102.4	16,292.0	16,151.2

CURRENT LIABILITIES	2,478.7	2,764.5	3,007.4

Loans and Financing	591.9	659.7	1,125.3
Suppliers	919.5	894.8	817.1
Taxes and Contributions	375.8	401.4	422.6
Dividends Payable	249.8	424.5	238.3
Provisions	95.4	105.8	85.0
Salaries and Benefits	84.7	85.6	84.9
Consignment for Third Parties	78.8	111.4	39.2
Other	82.9	81.4	195.0

LONG TERM LIABILITIES	5,032.1	5,009.1	4,487.5

Loans and Financing	3,584.3	3,488.2	2,843.5
Provisions	795.7	807.2	832.7
Taxes and Contributions	425.7	468.4	527.2
Authorization for Services Exploration	175.0	191.1	197.2
Other	51.5	54.3	86.8

DEFERRED INCOME	11.0	10.5	62.4

MINORITY INTEREST	2,355.0	2,307.8	2,324.9

SHAREHOLDERS' EQUITY	6,225.5	6,200.2	6,269.0

Capital Stock	2,257.6	2,544.4	2,544.4
Capital Reserves	389.8	361.0	361.0
Profit Reserves	978.1	978.1	978.1
Retained Earnings	2,609.3	2,330.6	2,399.3
Treasury Shares	(9.2)	(13.9)	(13.9)

TOTAL LIABILITIES	16,102.4	16,292.0	16,151.2

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Table 11: Holding Balance Sheet

R$ Million	Dec/02	Mar/03	Jun/03

CURRENT ASSETS	462.5	718.8	687.0

Cash and Equivalents	173.3	254.2	362.6
Deferred Taxes	101.9	139.2	180.3
Other Recoverable Amounts	2.8	2.6	3.0
Dividends / Interest on Shareholders' Equity Receivable	181.4	319.9	138.5
Other	3.2	2.9	2.6

LONG TERM ASSETS	1,908.8	1,824.4	1,803.2

Loans and Financing	1,674.2	1,603.0	1,646.6
Deferred and Recoverable Taxes	228.2	215.7	151.1
Other	6.4	5.8	5.4

PERMANENT ASSETS	4,671.9	4,592.3	4,624.3

Investment (Net)	4,661.5	4,582.2	4,614.8
Property, Plant and Equipment (Net)	5.2	4.5	3.7
Property, Plant and Equipment (Gross)	56.9	56.9	56.8
Accumulated Depreciation	(51.8)	(52.5)	(53.1)
Deferred Assets (Net)	5.3	5.7	5.8

TOTAL ASSETS	7,043.2	7,135.6	7,114.6

CURRENT LIABILITIES	154.2	271.0	184.3

Loans and Financing	25.1	10.3	25.5
Suppliers	0.5	1.4	0.4
Taxes and Contributions	4.8	24.9	28.9
Dividends Payable	120.9	224.4	127.5
Salaries and Benefits	1.3	1.4	0.7
Consignment for Third Parties	0.1	7.9	0.1
Other	1.5	0.6	1.2

LONG TERM LIABILITIES	648.9	650.7	648.5

Loans and Financing	594.6	601.4	609.7
Taxes and Contributions	54.3	49.3	38.8

SHAREHOLDERS' EQUITY	6,240.1	6,213.9	6,281.8

Capital Stock	2,257.6	2,544.4	2,544.4
Capital Reserves	389.8	361.0	361.0
Profit Reserves	978.1	978.1	978.1
Retained Earnings	2,623.8	2,344.2	2,412.1
Treasury Shares	(9.2)	(13.9)	(13.9)

TOTAL LIABILITIES	7,043.2	7,135.6	7,114.6

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INDEBTEDNESS

Table 12: Indebtedness

R$ Million	Currency	Cost	Maturity	% Total Balance Jun/03

Short Term				28.4%	1,125.3
BNDES	R$	TJLP + 6,5% p.a.	dec/2007		15.5
BNDES	R$	TJLP + 3,85% p.a.	dec/2007		330.4
BNDES	R$	TJLP + 3,85% p.a.	oct/2007		79.3
BNDES	R$	Basket + 6,5%	dec/2007		41.2
BNDES	R$	Basket + 3,85%	nov/2007		13.6
Debentures	R$	TJLP + 4% p.a.	jul/2006		25.4
BRDE	R$	IGP-M+12,0% p.a.	sep/2006		6.3
BB	R$	14% p.a.	jan/2008		2.5
Public Debenture - 1st Issuance	R$	109% CDI	may/2004		520.4
Public Debenture - 2nd Issuance	R$	109% CDI	dec/2004		7.6
Financial Institutions II	US$	Lib6 + 4,0% p.a.	mar/2006		12.9
Financial Institutions III	US$	Lib6 + 2,4% p.a.	dec/2005		9.0
Financial Institutions IV	US$	Lib6 + 0,5% p.a.	jul/2008-jul/2010		13.5
Suppliers I	US$	Lib3 + 2,95% p.a.	jun/2007		0.5
Suppliers II	US$	1,75% p.a.	feb/2014		0.2
Suppliers III	US$	Lib3 + 2,95% p.a.	jun/2007		0.1
Hedge Adjustmest					46.8
Long Term				71.6%	2,843.5
BNDES	R$	TJLP + 6,5% p.a.	dec/2007		49.8
BNDES	R$	TJLP + 3,85% p.a.	dec/2007		1,195.0
BNDES	R$	TJLP + 3,85% p.a.	oct/2007		254.6
BNDES	R$	Basket + 6,5%	dec/2007		130.1
BNDES	R$	Basket + 3,85%	nov/2007		44.5
Debentures	R$	TJLP + 4% p.a.	jul/2006		609.2
BRDE	R$	IGP-M+12,0% p.a.	sep/2006		17.2
BB	R$	14% p.a.	jan/2008		17.9
Public Debenture - 1st Issuance	R$	109% CDI	may/2004		—
Public Debenture - 2nd Issuance	R$	109% CDI	dec/2004		400.0
Financial Institutions II	US$	Lib6 + 4,0% p.a.	mar/2006		24.6
Financial Institutions III	US$	Lib6 + 2,4% p.a.	dec/2005		15.4
Financial Institutions IV	US$	Lib6 + 0,5% p.a.	jul/2008-jul/2010		80.7
Suppliers I	US$	Lib3 + 2,95% p.a.	jun/2007		1.8
Suppliers II	US$	1,75% p.a.	feb/2014		2.1
Suppliers III	US$	Lib3 + 2,95% p.a.	jun/2007		0.5
Total Debt				100.0%	3,968.9

Total Debt	At the end of June 2003, the total consolidated debt of Brasil Telecom was R$4.0 billion, 4.3% less than the amount registered in the 1Q03.

Average Cost of the Debt	In 2Q03, the consolidated debt of Brasil Telecom had an average cost of 18.5% per annum, equivalent to 72.2% of CDI, and an average payment term of approximately 41 month, against 45 months in the previous quarter.

Net Debt	Net debt totaled R$2,631.3 million, a drop of 5.0% in relation to March of 2003.

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Long-term profile debt	At the end of 2Q03, 71.6% of the total debt was registered in the long term, presenting the following amortization schedule:

Table 13: Amortization Schedule of Long Term Debt

Maturity	% Long Term Debt

2004	49.7
2005	17.8
2006	19.0
2007	12.5
2008 and after	1.0

Dollar-pegged indebtedness	In June of 2003, the dollar-pegged debt totaled R$161.4 million (R$208.2 million including the hedge adjustment). As a percentage of the total debt, the dollar-denominated debt without hedge adjustment accounted for 4.1% against 5.6% at the end of March 2003.

At the end of June 2003, Brasil Telecom had hedge agreements with notional equivalent to 69.5% of the debt in dollars, of R$161.4 million, and the total debt due by December 2004, was hedged.

Financial Leverage	On June 30, 2003, the degree of Brasil Telecom’s financial leverage represented by the ratio of its net debt to the shareholders´ equity, was equal to 42.0%.

INVESTMENTS IN THE PERMANENT ASSETS

Table 14: Breakdown of Investments in the Permanent Assets

R$ Million	2Q02	3Q02	4Q02	1Q03	2Q03	Quarter	12 Months

Network Expansion	191.2	128.4	294.3	187.3	159.2	-15.0%	-16.7%
Conventional Telephony	90.9	62.4	109.4	85.8	93.7	9.2%	3.1%
Transmission Backbone	25.5	17.6	21.8	10.0	18.6	85.6%	-27.0%
Data Network	44.7	29.1	138.8	83.8	44.7	-46.7%	0.0%
Intelligent Network	8.3	14.2	12.1	1.4	0.6	-58.5%	-92.9%
Network Management Systems	10.2	2.5	8.9	3.7	1.4	-62.4%	-86.3%
Other Investments in Network Expansion	11.6	2.6	3.3	2.5	0.2	-91.8%	-98.2%
Network Operation	83.3	92.2	124.5	56.7	58.3	2.8%	-30.0%
Public Telephony	2.0	1.7	1.3	2.7	4.2	52.9%	108.1%
Information Technology	88.9	68.3	144.9	43.9	41.6	-5.2%	-53.1%
Expansion Personnel	25.7	21.9	23.5	21.8	22.5	2.9%	-12.7%
Other	(25.2)	(29.6)	223.8	104.4	302.2	189.6%	N.A.

Total Investments in Permanent Assets	365.9	282.9	812.3	416.9	588.0	41.0%	60.7%

Expansion Financial Expenses	33.4	49.6	25.5	24.9	20.2	-19.0%	-39.6%

Total	399.2	332.4	837.7	441.8	608.1	37.7%	52.3%

Investments in permanent assets	Excluding the item “Other”, which contains values referred to acquisitions of iBest and Globenet, investments totaled R$305.9 million in 2Q03, meaning a 9.3% reduction compared to the previous quarter.

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CASH FLOW

Table 15: Consolidated Cash Flow

	R$ Million	2Q02	1Q03	2Q03

OPERATING ACTIVITIES
(+)	Net Income of the Period	122.7	101.4	68.8
(+)	Minority Participation	31.4	47.1	16.7
(+)	Items with no Cash Effects	681.0	963.0	724.5
	Depreciation and Amortization	490.2	520.0	525.9
	Losses with Accounts Receivable from Services	58.5	69.1	63.8
	Provision for Doubtful Accounts	3.8	(1.2)	(1.9)
	Provision for Contingencies	7.9	18.7	13.7
	Deferred Taxes	11.5	131.0	(4.4)
	Goodwill Amortization - CRT Acquisition	31.0	31.0	31.0
	Result from the Write-off of Permanent Assets	3.5	10.4	6.5
	Financial Expenses	107.9	176.5	92.3
	Gains/Losses in Investments		7.6	(2.4)
	Other Expenses/Revenues with no Cash Effects	(33.4)	—	—
(-)	Equity Changes	94.1	413.9	58.2
(=)	Cash Flow from Operating Activities	741.0	697.6	751.7

INVESTMENT ACTIVITIES
	Financial Investments	(2.0)	(0.6)	5.6
	Investment Suppliers	(211.0)	(19.8)	(87.4)
	Funds from Sales of Permanent Assets	4.9	10.7	2.1
	Investments in Permanent Assets	(357.6)	(416.6)	(290.0)
	Acquisition of New Companies	—	—	(261.7)
	Other Investment Flows	9.9	(3.2)	(0.8)
(=)	Cash Flow from Investment Activities	(555.8)	(429.5)	(632.3)

FINANCING ACTIVITIES
	Dividens/Interests on Shareholders' Equity paid in the Period	(156.6)	(0.2)	(178.2)
	Loans and Financing	278.0	(198.5)	(254.3)
	Loans Obtained	522.0	23.4	0.3
	Loans Paid	(168.0)	(117.3)	(134.2)
	Interest Paid	(76.0)	(104.6)	(120.5)
	Increases in Shareholders' Equity	0.1	(4.7)	—
	Other Financing Flows	31.4	(18.2)	8.0
(=)	Cash Flow from Financing Activities	152.9	(221.6)	(424.5)

CASH FLOW OF THE PERIOD		338.0	46.5	(305.1)

	Cash and Cash Equivalents - current balance	757.0	1,642.7	1,337.5
	Cash and Cash Equivalents - previous balance	418.9	1,596.2	1,642.7
	Variation in Cash and Cash Equivalents	338.0	46.5	(305.1)

Operating Cash Flow in 2Q03 was R$702.2 million	The operations of Brasil Telecom generated R$702.2 million in the 2Q03. Cash Flow from Investment Activities was R$582.8 million, R$702 million combined with the Cash Flow from Negative Financing Activities of R$424.5 million, consumed a cash flow of R$1,007.3 million.

Brasil Telecom generated a free cash flow (operating activities – investment activities) of R$119.4 million in the 2Q03.

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STOCK MARKET

Buy-Back Shares Program	At the meeting held on August 5, 2003, the Board of Directors of Brasil Telecom Participações S.A. approved the Program for the Buy-Back of Common and Preferred Shares of Company’s issuance, for permanence in the treasury and later alienation or cancellation. Through the Program, the Company may acquire 6,220,118,438 common shares and 22,267,018,788 preferred shares, which represent 10% of the total outstanding common and preferred shares on the market, for 365 days, which begins on August 6, 2003. On August 4, 2003, Brasil Telecom Participações S.A. had 1,051,100,000 common shares in treasury.

Table 17: Stock Performance

		Performance
	Closing Price
	as of		In 12	In 24
	Jun/30/03	In 2Q03	months	months

Common Shares (BRTP3) (in R$/1,000 shares)	15.88	8.0%	11.5%	-12.0%
Preferred Shares (BRTP4) (in R$/1,000 shares)	21.20	13.1%	42.9%	17.3%
ADR (BRP) (in US$/ADR)	37.45	34.0%	32.3%	-10.9%
Ibovespa (points)	12,973	15.1%	16.5%	-10.9%
Itel (points)	618	14.0%	19.8%	-21.1%
IGC (points)	1,160	5.9%	17.8%	14.0%
Dow Jones (points)	8,985	12.4%	-2.8%	-14.4%

Graph 9: Stock Performance in 2Q03 – Bovespa and NYSE

(Basis 100 = Mar/31/2003)

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Table 18: Participation in Indexes

	Ibovespa		Itel		IGC

	Jan/Abr	May/Ago	Jan/Abr	May/Ago	Jan/Abr	May/Ago

BRTP3	0.519%	0.461%	3.480%	3.515%	1.720%	1.719%
BRTP4	2.647%	2.480%	16.520%	16.485%	8.165%	8.061%

SHAREHOLDERS’ STRUCTURE

Table 19: Shareholders’ Structure

Jun 2003	Common	%	Preferred	%	Total	%

Solpart Participações S.A.	71,830,503,826	53.6%	161,687,175	0.1%	71,992,191,001	20.2%
ADR	—	0.0%	138,654,765,000	62.3%	138,654,765,000	38.9%
Treasury	1,051,100,000	0.8%	—	0.0%	1,051,100,000	0.3%
Other	61,150,084,377	45.6%	83,853,735,708	37.7%	145,003,820,085	40.7%

Total	134,031,688,203	100.0%	222,670,187,883	100.0%	356,701,876,086	100.0%

Mar 2003	Common	%	Preferred	%	Total	%

Solpart Participações S.A.	71,830,503,826	53.6%	161,687,175	0.1%	71,992,191,001	20.2%
ADR	—	0.0%	137,709,130,000	61.8%	137,709,130,000	38.6%
Treasury	1,051,100,000	0.8%	—	0.0%	1,051,100,000	0.3%
Other	61,150,084,377	45.6%	84,799,370,708	38.1%	145,949,455,085	40.9%

Total	134,031,688,203	100.0%	222,670,187,883	100.0%	356,701,876,086	100.0%

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RECENT DEVELOPMENTS

The Best RI in Latin-America Telecommunication	On an annual basis, the Institutional Investor magazine publishes the Ranking of the best Investor Relations departments of Latin America, based on a survey performed close to professionals from financial markets.

In the last edition, 102 sell-side analysts from 16 institutions answered the survey. The outcome for Brasil Telecom couldn’t be better: Mrs. Carla Cico was chosen the best CEO in the telecommunications sector, and once again, the Investor Relations team obtained the first place in the sector for the entire Latin America.

Globenet	Brasil Telecom concluded the acquisition of the entire submarine optical fiber cable system of the Globenet group, which interconnects the connection points in the regions of New York and Miami (USA), St. David´s (Bermuda Islands), Fortaleza and Rio de Janeiro (Brasil) and Maiquetia (Caracas, Venezuela). The transaction was carried out through the acquisition of assets situated in the United States and in the Bermuda Islands, as well as the share interest of companies headquartered in Brasil and in Venezuela, through the company’s subsidiaries BrT Serviços de Internet S.A. (“BrTSi”), Brasil Telecom Subsea Cable Systems Ltd. (“BrT Bermuda”) and Brasil Telecom of América, Inc (“BTA”).

The total amount of the transaction is equivalent to US$46.8 million, of which US$27.6 million was paid at the closing of the transaction and the remainder worth US$19.2 million, which may be reduced in the case of eventual contingencies agreed upon by the parts, shall be paid in 18 months following the payment of the first installment.

With this transaction, Brasil Telecom carries on its strategy for its consolidation and expansion as a IP broadband, Residential and Corporate service provider, besides becoming the owner of an optical fiber connection between Brazil and the US, which is essential for the interests of the country.

iBest	Brasil Telecom consolidated call options exercises issued in May of 2002, through the company wholly owned subsidiary BrT Serviços de Internet S.A. (“BrTSi”), with the acquisition of the remaining 50.5% capital of iBest S.A. for US$36 million. iBest was created in January of 1999 and since December of 2001 it concentrates its operations in the provision of Internet access.

The company has more than 4.0 million registered users, with 1.3 million active users, generating approximately 1.2 billion connection minutes per month, which makes it the second largest Internet access provider in the region of Brasil Telecom. The company is the holder of the iBest award considered to be the best Internet award in the country.

Through this transaction, Brasil Telecom strengthens its position in the Internet market, which is strategic for telecommunication carriers, enabling them to expand their Internet services.

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Brasil Telecom gets new certification	In July 2003, we achieve the ackowledgement of the National Institute of Metrology (INMETRO) for calls originated from BrT Public telephones.

The certificate, issued by the Bureau Veritas of Quality International (BVQI) and recognized by INMETRO, assures the effectiveness and the quality of collection process. For the clients that use our Public Telephones, this indicates a guarantee that they are being charged only for the services really used and that the Company is under the quality standards established from ANATEL.

With that action, Brasil Telecom indicates, once more, its concern among the telecommunication companies in be the first to reach the certification for its gathering, registering, charging and billing processes.

Brasil Telecom was awarded Columnis Award	For the second time, Brasil Telecom is awarded the Columnists/Regional Brasília Award, which highlights the best advertisement pieces in all medias. Besides having been awarded as Advertiser of the Year, Brasil Telecom was granted three medals:
• Gold, in the Telecommunication service category, with the film “Frases” (Phrases) for TV and cinema, developed to create awareness of 14;
• Silver, in the Institutional/Corporate category, with the spot “Forasteiro” (Ranger) for radio, also developed to create awareness of 14;
• Bronze, in the Institutional/Corporate category, with the campaign “Limites” (Boundaries), developed to create awareness of the new concept of the Company: “Brasil Telecom is you without boundaries.”

Carrier Selection Code “14” began to validate to cellular in long-distance calls.	In accordance with Anatel rules, since July, 6 of 2003 all telephony users in Brazil were given the option to choose the carrier of preference in long distance calls using the cell phone.

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MAIN INDICATORS

Tabela 20: Indicators Evolution

PLANT	2Q02	3Q02	4Q02	1Q03	2Q03

Lines installed (thousand)	10,505	10,544	10,548	10,608	10,656
Additional lines installed (thousand)	63	40	4	60	48

Lines in service - LIS (thousand)	8,940	9,228	9,465	9,595	9,741
Residential (thousand)	6,529	6,695	6,862	6,979	7,107
Non-residential (thousand)	1,530	1,556	1,540	1,548	1,565
Public phones (thousand)	291	290	293	296	297
Pre-paid (thousand)	59	145	206	215	218
Other (including PBX) (thousand)	531	542	564	557	554
Additional lines in service (thousand)	85	288	237	130	146
Average lines in service (thousand)	8,897	9,084	9,347	9,530	9,668

Utilization rate	85.1%	87.5%	89.7%	90.5%	91.4%

Teledensity (LIS/100 inhabitants)	22.0	22.6	23.1	23.2	23.5

ADSL lines sold (thousand)	101.5	118.3	168.4	207.4	265.6
ADSL lines in service (thousand)	89.8	108.4	140.7	165.1	194.8

TRAFFIC	2Q02	3Q02	4Q02	1Q03	2Q03

Exceeding local pulses (million)	3,312	3,298	3,256	2,973	2,959

Domestic long distance - DLD (million minutes)	1,924	1,922	1,756	1,611	1,744

Fixed-mobile (million minutes)	1,086	1,111	1,143	1,058	1,058
VC-1 (million minutes)	979	1,001	1,021	939	947
VC-2 (million minutes)	95	99	108	104	98
VC-3 (million minutes)	12	12	14	14	13

PRODUCTIVITY	2Q02	3Q02	4Q02	1Q03	2Q03

Nº of employees	6,129	5,781	5,571	5,548	5,316
Average nº of employees	6,624	5,955	5,676	5,560	5,432
LIS/employee	1,459	1,596	1,699	1,729	1,832

Net revenue/average nº of employees/month (R$ thousand)	87.5	101.9	110.1	112.3	117.5
EBITDA/average nº of employees/month (R$ thousand)	41.4	48.1	54.1	52.0	55.3
Net earnings/average nº of employees/month (R$ thousand)	6.2	6.7	7.6	6.1	4.2

Exceeding local pulses/average LIS/month	124.1	121.0	116.1	104.0	102.0
DLD minutes/average LIS/month	72.1	70.5	62.6	56.3	60.1
Fixed-mobile minutes/average LIS/month	40.7	40.8	40.8	37.0	36.5

Net revenue/average LIS/month (R$)	65.1	66.8	66.8	65.5	66.0
EBITDA/average LIS/month (R$)	30.8	31.5	32.9	30.4	31.1
Net earnings/average LIS/month (R$)	4.6	4.4	4.6	3.5	2.4

QUALITY	2Q02	3Q02	4Q02	1Q03	2Q03

Quality goals achieved	33/35/35	35/35/35	34/35/35	35/35/35	35/35/35

Digitization rate	98.7%	98.8%	99.0%	99.0%	99.0%

PROFITABILITY	2Q02	3Q02	4Q02	1Q03	2Q03

EBITDA margin	47.3%	47.2%	49.2%	46.3%	47.1%

Net margin	7.1%	6.6%	6.9%	5.4%	3.6%

Return on equity - ROE	2.0%	1.9%	2.1%	1.6%	1.1%

CAPITAL STRUCTURE	2Q02	3Q02	4Q02	1Q03	2Q03

Cash and Equivalents (R$ million)	757	793	1,596	1,643	1,338

Total debt (R$ million)	3,571	3,563	4,176	4,148	3,969
Short term debt	14.0%	14.4%	14.2%	15.9%	28.4%
Long term debt	86.0%	85.6%	85.8%	84.1%	71.6%

Net debt (R$ million)	2,814	2,770	2,580	2,505	2,631

Shareholders' equity (R$ million)	6,079	6,199	6,226	6,200	6,269

Net debt/shareholders' equity	46.3%	44.7%	41.4%	40.4%	42.0%

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UPCOMING EVENTS

Conference Call: 2Q03 Results
Dial in #: (1 719) 457-2657
Date: August, 6 (Wednesday)
Time: 11:00 a.m. Eastern time (12:00 p.m. Brasilia time)

IR CONTACTS
Renata Fontes	Tel: (55 61) 415-1256	renatafontes@brasiltelecom.com.br
Flávia Menezes	Tel: (55 61) 415-1411	flaviam@brasiltelecom.com.br
Edinelson Oliveira	Tel: (55 61) 415-1122	edinelson@brasiltelecom.com.br

MEDIA CONTACT
Cesar Borges	Tel: (55 61) 415-1378	cesarb@brasiltelecom.com.br

This document contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the company may be different from the company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 13, 2003

BRASIL TELECOM PARTICIPAÇÕES S.A.

By: /s/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco
Title: Financial Executive Officer